Exhibit 21.1

SUBSIDIARIES OF QUANERGY SYSTEMS, INC.

Name of Subsidiary	Jurisdiction of Organization

Quanergy Systems Canada Inc.	Canada

Quanergy Systems GmbH	Germany

Quanergy Systems Hong Kong Limited	Hong Kong

Quanergy (Shanghai) Electronic Science & Technology Ltd.	China

Quanergy Japan Godo Kaisha	Japan

Quanergy Systems FZ-LLC	Dubai

Quanergy Systems UK Limited	United Kingdom